

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

June 28, 2006

Mr. Cliff T. Davis
Chief Financial Officer
Nevsun Resources Ltd.
800 – 1075 West Georgia Street
Vancouver, British Columbia CANADA V6E 3C9

      Re: **Nevsun Resources Ltd.**
              Form 40-F for Fiscal Year Ended December 31, 2005
              Filed March 24, 2006
              File No. 1-32405

Dear Mr. Davis:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        April Sifford
                        Branch Chief